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                              September 22, 2021

       Xiaofeng Peng
       Chief Executive Officer
       SPI Energy Co., Ltd.
       #1128, 11/F, No. 52 Hung To Road
       Kwun Tong, Kowloon
       Hong Kong SAR, China

                                                        Re: SPI Energy Co.,
Ltd.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2020
                                                            Filed April 29,
2021
                                                            File No. 001-37678

       Dear Mr. Peng:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2020

       Part 1 Item 3. Key Information, page 3

   1. On page 3, as an overview under Item 3. Key Information, revise to provide prominent disclosure about the
legal and operational risks associated with being based in in China.
                                                        Your disclosure should
make clear whether these risks could result in a material change in your operations and/or
the value of your ordinary shares or could significantly limit or completely hinder your
ability to offer or continue to offer securities to investors and cause the value of such
securities to significantly decline or be worthless. Your disclosure should address how
recent statements and regulatory actions by China   s government, such
                                                        as those related to
data security or anti-monopoly concerns, has or may impact the
                                                        company   s ability to
conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange.
 Xiaofeng Peng
SPI Energy Co., Ltd.
September 22, 2021
Page 2
2. On page 3, as an overview under Item 3. Key Information, revise to clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations.
          Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.
D. Risk Factors, page 5

3. On page 3 and as separate risk factor under Item 3 D., revise to disclose the risks that your corporate structure and being based in or having the majority of the
company   s operations
         in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the filing. For example, specifically discuss risks arising from the legal system in
         China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-
         based issuers, which could result in a material change in your operations and/or the value of your ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
4. On page 3 and as separate risk factor under Item 3 D., revise to disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
5. On page 3 and as a separate risk factor under Item 3 D., revise to provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle any amounts owed. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S.
       investors, the source, and their tax consequences. Describe any restrictions on foreign
FirstName LastNameXiaofeng Peng
       exchange and your ability to transfer cash between entities, across borders, and to U.S.
Comapany    NameSPI
       investors.      Energy
                   Describe anyCo., Ltd.
                                 restrictions and limitations on your ability
to distribute earnings
       from22,
September    your  businesses,
                2021 Page 2 including subsidiaries to the parent company and U.S. investors.
FirstName LastName
 Xiaofeng Peng
FirstName
SPI EnergyLastNameXiaofeng Peng
           Co., Ltd.
Comapany 22,
September NameSPI
              2021 Energy Co., Ltd.
September
Page 3    22, 2021 Page 3
FirstName LastName
6. We note that your principal executive offices and your auditor are located in Hong Kong,
         China. Revise to disclose that trading in your securities may be prohibited under the
         Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.
7. On page 3 and as a separate risk factor under Item 3 D., revise to acknowledge that if the
         PRC government determines that your offshore corporate structure does not comply with
         PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or become worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.
8.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ordinary shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
9. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
Notes to the Consolidated Financial Statements
Note 1. Description of Business and Organization, page F-9

10.      We note that you deconsolidated Sinsin Renewable Investment Limited (
 Sinsin   ) on
         January 1, 2017 and recorded the carrying amount of $69,606 thousand in investment in
         affiliate due to petitions filed that directly affected the Group   s
ability to effectively
         control Sinsin and make any direct management decisions or have any direct impact on
         Sinsin   s polices, operations or assets without the agreement of
Sinsin Group. However, we
         also note that judgement was made and that interim management consists of one member elected by the Group. Please provide us with your detailed accounting analysis of the transaction including how you determined deconsolidation and subsequent presentation of the Group's investment in Sinsin at its carrying value was appropriate citing relevant
         GAAP. Please include a discussion of your voting power.
 Xiaofeng Peng
SPI Energy Co., Ltd.
September 22, 2021
Page 4
11. Please tell us what method you have used for accounting for the investment in affiliate of
         Sinsin after the deconsolidation and why you believe it is appropriate. In this regard, please explain why the balance in investment in affiliates has not changed since the initial recognition.
Note 14. Short-term Borrowings and Long-term Borrowings, page F-31

12. We note significant proceeds and repayments from line of credit and loans payable in your statements of cash flows. Please disclose the material terms of your lines of credit, including amounts available, interest rates, maturity dates, any collateral requirements, and any other material terms. Please also discuss how any financial covenants may restrict your ability to incur additional debt to finance uses in the next 12 months, if applicable. In addition, please file the agreements governing your line of credit. Refer to Item
         601(b)(10)of Regulation S-K.
Note 15. Convertible Bonds
(1) 2014 and 2015 Convertible Promissory Note and Amendments, page F-32

13. We note your disclosure that you defaulted the payment for the related outstanding convertible bonds of $35,000 thousand in June 2016 and that all of the conversion options of these convertible bonds expired. We also note from your disclosure on page 101 that you continue to negotiate settlement arrangements with the bondholders. Please disclose the maturity dates and expiration dates of these outstanding balances and tell us the terms of any updated settlement arrangements including if the holders have attempted any recourse for payment or conversion.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Eiko Yaoita Pyles, Staff Accountant at 202-551-3587 or Melissa
Gilmore, Senior Staff Accountant at 202-551-3777 with any questions.



FirstName LastNameXiaofeng Peng                                 Sincerely,
Comapany NameSPI Energy Co., Ltd.
                                                                Division of
Corporation Finance
September 22, 2021 Page 4                                       Office of
Manufacturing
FirstName LastName